UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT

Exhibit 99.1 – Notice of Annual General Meeting of Shareholders dated November 5, 2018

Exhibit 99.2 – Proxy Statement dated November 5, 2018

Exhibit 99.3 – Proxy Card for Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2018

Acorn International, Inc

By: /s/ Jacob Alexander Fisch

Name: Jacob Alexander Fisch

Title: Chief Executive officer